UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

July 20, 2005

Office of International Corporate Finance
Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3628
100 F Street, NE
Washington, DC 20549
U.S.A.

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

7/28

UFJ

Press Release

July 20, 2005

UFJ Holdings, Inc.

Liquidation of UFJ Equity Investments Co., Ltd.

UFJ Holdings, Inc. ("UFJ") hereby gives notice that UFJ Bank Limited ("UFJ Bank") has resolved today to liquidate UFJ Equity Investments Co., Ltd.(UFJEI), a consolidated subsidiary of UFJ Bank.

1. Outline of UFJEI

Address	: Otemachi, Chiyoda-ku, Tokyo, Japan (UFJ's Tokyo Headquarters Building)
President	: Yoshiki Shincho
Capital	: Yen 150 billion (Wholly owned subsidiary of UFJ Bank)
Business	: Securities investment, holding, administration, and financial products development

2. Reason for Liquidation

   Prior to the merger with the Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank has decided to transfer stocks held by UFJEI to UFJ Bank and to close hedging operation of UFJEI.

3. Timing of Liquidation

   Liquidation is expected to be completed by March 2006.

4. Impact on Earnings of UFJ

   There is no change to the current forecasts of UFJ's consolidated and non-consolidated financial results, as announced on May 25, 2005, for the interim period ending September 30, 2005.